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SEC FILE NUMBER
1-8122

CUSIP NUMBER
40009520

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Grubb & Ellis Company

Full Name of Registrant

Former Name if Applicable
1551 North Tustin Avenue, Suite 300

Address of Principal Executive Office (Street and Number)
Santa Ana, California 92705

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As disclosed in the Company’s Current Report on Form 8-K filed on October 26, 2009 (the “8-K”), on October 23, 2009, Grubb & Ellis Company (the “Company”) entered into definitive agreements with qualified institutional buyers and accredited investors to effect the sale of 900,000 shares of a new issuance of a 12% cumulative participating perpetual convertible preferred stock for $90 million in gross proceeds. The Company also granted the initial purchaser and placement agent a 45-day option to purchase up to an additional 100,000 shares of preferred stock. The closing of the transaction is expected to occur on or about November 6, 2009.

The Company has been devoting substantial resources in preparation for the closing of the transaction described above. The diversion of resources and the timing of the closing have caused a delay in the Company’s processes such that it is unable to prepare its Quarterly Report on Form 10-Q for third quarter ended September 30, 2009 within the prescribed time period without unreasonable effort and expense. The Company expects to file its Form 10-Q within the five-day extension period afforded by Form 12b-25.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Richard W. Pehlke	(312)	698-6711
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Grubb & Ellis Company
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 4, 2009	By	/s/ Richard W. Pehlke

Name: Richard W. Pehlke
Title: Chief Financial Officer and Executive Vice President